News Release

Bema Signs Memorandum of Understanding to Bring Black Empowerment Company into the Petrex Mines

Vancouver, May 3, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”, owner/operator of the Petrex Mines) has signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”). Under the terms of the MOU, Pamodzi can earn up to 51% of Bema SA by investing a minimum of ZAR50 million (US$8.3 million) in cash and by vending additional assets into Bema SA.

The objective of this agreement is: to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the near future with an ultimate goal of consolidating with other mining interests in the East Rand mining district. This agreement is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow Bema to convert its old order mining rights to new order mining rights well before the deadline imposed by law. As the new company will qualify as a BEE entity and subject to Pamodzi completing the purchase of up to 51% of Bema SA, a BEE controlled entity, it is expected that additional opportunities will potentially be available to the new company that would not have otherwise been available to Bema SA.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean
Manager, Investor Relations
604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities law requirements and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.